

June 30, 2011

Via E-mail
Prime Time Travel, Inc.
Andrew M. Listerman
President
809 Heavenly Lane
Cincinnati, OH 45238

> **Re: Prime Time Travel, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 3, 2011**
> **File No. 333-174703**

Dear Mr. Listerman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that some information in your prospectus differs from the information included on your website at www.primetimetravelsports.com. For example, the website appears to state that you have been conducting tours since year 1999 and lists management in Our People section that differs from the officers and directors listed in your prospectus. Please revise your disclosure in the prospectus or advise us why this information is not inconsistent.

Prospectus Cover Page

2. Please revise here and throughout the prospectus to state that there is no guarantee that your common stock will be eligible for trading or quoted on the Over the Counter Bulletin Board.

Prospectus Summary, page 5

3. Please indicate your monthly burn rate, as well as the amount of time that your present capital will last at this rate. In addition, revise the Our Business, Product Development Timeline and Management's Discussion and Analysis of Financial Condition and Results of Operation sections accordingly.

4. Please disclose that you do not have enough funds to continue developing your company beyond the next 12 months and that you do have not any plans to raise additional funds.

Corporate Background and Business Overview, page 5

5. Please revise this section, Our Business section, and throughout the prospectus to clarify whether you have already completed any travel tours. For example, we note your disclosure in this section that your "current tours are to Kona, Hawaii" and that you "currently offer sports travel packages, primarily basketball, to youth athletes." You also state on page 25 that "[w]hile previous destinations have included overseas tours to Europe and Kona Hawaii, [you] intend to expand globally to other countries in Europe, Asia and Australia."

6. If you have already completed tours to some destinations, please revise your disclosure to provide the number of tours completed and the tour dates and advise us why you have not recorded any revenues to date.

7. We note your disclosure that you "intend to expand [your] tours to Europe, Asia and Australia within the next three (3) years." Please indicate whether you have any current plans, proposals, or understandings in this regard.

8. You state that you offer "primarily basketball" sports travel packages. Please list any other sports in which your business is involved or revise to clarify that basketball is the only one.

Risk Factors, page 7

9. Please include a risk factor discussing Mr. Listerman's potential conflict of interests as your President and Chairman of the Board and controlling shareholder.

10. Please include a separate risk factor to describe the lack of experience of your officers and directors in running a business or a public company.

<u>As a company in the early stage of development, page 7</u>

11. It does not appear that you have a reasonable basis at this point to project that you will "expand [your] operations globally" based on the current state of your operations. As such, please revise to delete this projection here and throughout the prospectus.

<u>We are uncertain of our ability to function as a going concern, page 7</u>

12. Please revise this risk factor to clearly state that your auditor has expressed substantial doubt about your ability to continue as a going concern.

<u>We are in a competitive market and our inability to compete, page 8</u>

13. Please remove references to large and established travel companies here and throughout the prospectus. Based on the current state of your operations, it is inappropriate to create the impression that these companies will be your direct competitors.

<u>If we lose the services of any of our suppliers, page 8</u>

14. From your disclosure in the prospectus, it does not appear that you have agreements with any suppliers. Please revise this risk factor or advise. If you have material agreements with suppliers, please file them as exhibits to your registration statement and describe then in your business section.

<u>We need to retain key personnel to support our product, service and ongoing operations, page 9</u>

15. Please advise us what product or products you currently offer or intend to offer. If you do not offer any products, please revise your prospectus to delete all references to your products.

<u>If we fail to attract customers in a cost-effective manner, page 9</u>

16. We note your disclosure about your "long-standing relationship" with school coaches and summer youth camps here and on page 27. Please provide a more detailed description of your business relationships in the Our Business and Competition and Competitive Strategy sections. Please also revise this risk factor to provide an estimate of the "substantial amounts" you intend to spend on marketing and advertising.

<u>The success of our business depends on continued growth of online travel commerce, page 11</u>

17. We note your disclosure that your "sales and revenues will not grow if customers do not purchase significantly more travel products online than they currently do." However, it appears that you have no revenues to date. Please revise your disclosure for consistency.

Selling Stockholders, page 17

18. Please note that certain family members are deemed to beneficially own the shares held by other family members. Please ensure that your selling shareholders table is accurate in this regard.

Our Business, page 24

19. Please revise this section significantly to discuss your detailed plan to become operational and generate revenue. This discussion should include each specific step you intend to take toward this goal and describe your intended sources and uses of funds, providing quantified estimates of these amounts for each step. In addition, revise to describe with more specificity what travel services you intend to provide to your future clients and whether you will provide these services exclusively to the school athletic teams.

Our Industry, page 25

20. It appears that you plan to target school sports teams to promote your services and compete in this segment of the travel industry market. It is unclear to us why you describe the trends applicable to the travel industry as a whole and list large national online travel agencies as your competitors. Please revise your disclosure accordingly. In addition, if available, please provide statistics that are more recent than the 2009 U.S. Travel Association data.

Description of Business and Products Offered, page 25

21. You refer to your role as the organizer of "annual tours." Please revise to discuss what you mean by this. For example, please discuss whether you intend to offer only one tour per year and the impact that will have on your expected revenues.

22. Please explain in greater detail what affiliations you have with "individual schools" as this appears to be critical to your plan to generate revenues.

23. We note your disclosure in this section that you plan to increase your sales and increase your market share. If you have not completed any tours yet, please revise you disclosure to delete these statement or advise.

Pricing, page 26

24. We note your disclosure that your "pricing strategy will be determined by market standards and compete with the existing service providers." Please revise this section to

expand your discussion of the pricing strategy in the travel industry so investors can better understand your anticipated pricing strategy.

Competition and Competitive Strategy, page 27

25. Please tell us why you believe that you will be creating "unique" competition tours and offering a "more personalized" service. In the alternative, please delete these statements.

Marketing & Sales Strategy, page 27

Sales Revenue, page 28

26. Please revise you disclosure to briefly explain what your "tour packages" will include. In addition, please make the same revision to the Our Business section.

Effect of Existing or Probable Government Regulation, page 29

27. Please summarize the material laws and regulations you reference in this section.

Employees, page 29

28. We note your disclosure that you have "no employees beyond [your] President." However, it appears that Mr. Jon D. Albaugh serves as your Secretary. Please revise in this section and on page 31 for consistency. In addition, please revise to disclose what amount of time both of your officers devote to your business.

Involvement in Certain Legal Proceedings, page 31

29. Please revise your disclosure to include information about your directors, director nominees or executive officers in the last ten years and promoters and control persons in the last five years. Refer to Items 401(f) and (g) of Regulation S-K.

30. We note your disclosure that you "have not paid since [your] inception, nor do [you] owe, any compensation to current or former officers for their services." However, you also disclose on page 30 that your current two officers have served as your officers since your inception. Additionally, you state on pages F-11 and F-22 that you issued 6,000,000 shares to your President on December 15, 2010 as compensation. Please revise your disclosure for consistency. Please also include a Summary Compensation Table for 2010 to disclose this compensation as required by Item 402(n) of Regulation S-K.

31. Please disclose at what point you intend to begin compensating your officers for their services.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 33

Overview, page 33

32. Please revise to explain what you mean by your disclosure that you "are currently generating revenues for the upcoming July 2011 trip to Hawaii" or delete this statement. In addition, please revise the third paragraph in this section to explain what your revenue estimations are based on, such as how many participants you expect to have and what the fees will be per participant. To the extent you include these projected revenues, please include projected expenses associated with the revenues.

33. Please explain your reference to revenues from "coaches' fees." Your business section disclosure does not indicate that you intend to generate revenue from this type of service.

Activities to date, page 33

34. We note your disclosure on page 29 in the Description of Property section that you "are currently operating out of the premises of [your] President, who has agreed to provide such space to [you] at no charge for the next 12 months." Please reconcile this statement with your disclosure in this section that your "management has identified office space that it deems adequate, although no formal written agreements have been entered into."

Expenditures, page 34

35. The table indicates that you believe the legal and accounting costs of being a public reporting company will be $2,800 for a full year. Please tell us how you determined that you will be able to meet your Exchange Act reporting obligations for such a nominal amount of money.

36. We note that you had $33,598 in cash available at March 31, 2011. Please provide us a consolidated list of your expected expenses for the next twelve months. We note, in particular, the $30,011 in expenses disclosed on page 39 and the additional expenditures disclosed in the table on page 34.

Results of Operation, page 34

37. We note that you have sustained cumulative losses of $22,395 from inception. Please revise the Prospectus Summary and Our Business sections to disclose the cumulative losses.

Liquidity and Capital Resources, page 34

38. Please substantiate or delete your statement that you "anticipate [your] company will experience substantial growth during the next two years."

Statement of Operations, page F-15

39. Please revise the cumulative column on the right to reflect the cumulative net loss of $22,395 for the period presented. In addition, please eliminate "net loss per common share" for the cumulative period as it is not meaningful. Finally, please revise the overview section of your Management's Discussion and Analysis of Financial Condition and Results of Operation to reflect cumulative net losses of $22,395.

Part II

Item 15. Recent Sales of Unregistered Securities, page 40

40. We note your disclosure on page F-11 that you issued 6,000,000 shares to your President as compensation. Please revise this section to include this sale. Refer to Item 701 of Regulation S-K.

Signatures, page 42

41. Please revise your signature section to have your principal executive officer, principal financial officer, principal accounting officer or controller, and majority of your board of directors sign your registration statement in their individual capacities.

Undertakings, page 41

42. Please revise this section to include the undertaking in Item 512(a)(6) of Regulation S-K or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Juan Migone at (202) 551-3312 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya Bryan at (202) 551-3601 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

(cc):   Via E-mail
          Cheryll J. Calaguio, Esq.
          Gersten Savage LLP